Filed By Transocean Ltd. (Commission File No. 001-38373)

And Transocean Inc. (Commission File No. 001-38374)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Songa Offshore SE (Commission File No. 132-02818)

TRANSOCEAN RECEIVES APPROVAL OF SUPPLEMENTAL PROSPECTUS FOR COMPULSORY ACQUISITION OF REMAINING SONGA OFFSHORE SE SHARES

STEINHAUSEN, Switzerland—March 8, 2018—Transocean Ltd. (NYSE: RIG) announced today that Transocean Ltd. along with Transocean Inc. (“Transocean”) received regulatory approval of its supplemental prospectus related to the compulsory acquisition of the remaining shares in Songa Offshore SE (“Songa Offshore”) that are not already owned by Transocean. Transocean expects to complete the compulsory acquisition by the end of the first quarter of 2018.

The supplemental prospectus incorporates updated information from Transocean’s quarterly Fleet Status Report and 10-K filings, and was approved by the Financial Supervisory Authority of Norway on March 7, 2018. The supplemental prospectus shall be considered an integral part of, and is to be read together with, the prospectus dated February 16, 2018. Subject to restrictions under applicable securities laws, the supplemental prospectus is available electronically at: http://securities.clarksons.com.

Based on Norwegian securities laws, shareholders of Songa Offshore SE who have subscribed for new consideration shares and new exchangeable bonds in the compulsory acquisition before the supplemental prospectus was published have the right to withdraw their subscriptions by 6:59 p.m. EDT, 11:59 p.m. CET on March 12, 2018. Such withdrawal, resulting from the publication of the supplemental prospectus, is made by contacting Clarksons Platou Securities AS by the deadline.

The subscription period in the compulsory acquisition commenced on February 20, 2018, and expires at 6:59 p.m. EDT, 11:59 p.m. CET on March 20, 2018. Transocean will pursue a delisting of the Songa Offshore shares from the Oslo Stock Exchange as soon as possible after the compulsory acquisition is complete.

The consideration for the compulsory acquisition will consist of a choice between:

•                  A combination per Songa Offshore share of (i) 0.35724 newly issued consideration shares and (ii) USD 2.99726 principal amount of new exchangeable bonds, with up to NOK 125,000 being payable in cash based upon NOK 47.50 per Songa Offshore share; or

•                  NOK 47.50 per Songa Offshore share in cash.

Songa Offshore shareholders who do not act on the offer by actively choosing a consideration will receive NOK 47.50 per Songa Offshore share in cash paid to their registered bank account.

About Transocean

Transocean is a leading international provider of offshore contract drilling services for oil and gas wells. The company specializes in technically demanding sectors of the global offshore drilling business with a particular focus on deepwater and harsh environment drilling services, and believes that it operates one of the most versatile offshore drilling fleets in the world.

Transocean owns or has partial ownership interests in, and operates a fleet of 47 mobile offshore drilling units consisting of 27 ultra-deepwater floaters, 12 harsh environment floaters, two deepwater floaters and six midwater floaters. In addition, Transocean has two ultra-deepwater drillships under construction or under contract to be constructed. The company also operates two high-specification jackups that were under drilling contracts when the rigs were sold, and the company continues to operate these jackups until completion or novation of the drilling contracts.

For more information about Transocean, please visit: www.deepwater.com.

Forward-Looking Statements

Any statements in this release that are not historical facts may be forward-looking statements that involve certain risks, uncertainties and assumptions. All forward-looking statements included in this release are based on information available to the company as of the date of this communication and current expectations, forecasts and assumptions. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks and uncertainties include the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the compulsory acquisition; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the combination; and the other risks and uncertainties included in the Registration Statement on Form S-4 filed by the company on February 16, 2018, or in the company’s most recent Form 10-K, Forms 10-Q and other filings with the U.S. Securities and Exchange Commission (the “SEC”). No forward-looking statements in this release should be relied upon as representing the company’s views or expectations as of any subsequent date, and the company does not undertake any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Additional Information

In connection with the compulsory acquisition, Transocean Ltd. and Transocean Inc. (the “Offerors”) have filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the shares and exchangeable bonds to be issued in the compulsory acquisition. The Offerors have also filed a prospectus with the Financial Supervisory Authority of Norway (the “Norwegian FSA”).

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS REGARDING THE COMPULSORY ACQUISITION IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPULSORY ACQUISITION. You may obtain, free of charge, copies of these prospectuses, the Registration Statement and other relevant documents filed by the Offerors with the SEC, at the SEC’s website at: www.sec.gov. In addition, shareholders may obtain free copies of these prospectuses and other relevant documents filed by the Offerors with the SEC from the company’s website at: www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that the Offerors may file with the SEC in connection with the compulsory acquisition. The final terms and further provisions regarding the compulsory acquisition will be disclosed in the Norwegian prospectus and in the Registration Statement filed with the SEC (as it may be amended). No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The compulsory acquisition and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Analyst Contacts:

Bradley Alexander

+1 713-232-7515

Diane Vento

+1 713-232-8015

Media Contact:

Pam Easton

+1 713-232-7647